United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                          For the month of August 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F  X  Form 40-F
                                          ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         (Check One) Yes     No   X
                                         ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

Companhia Vale do Rio Doce Logo                                    Press Release



                         End of the Notes Exchange Offer

Rio de Janeiro, August 21, 2002 - Companhia Vale do Rio Doce (CVRD) informs that its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) has exchanged, upon the terms and subject to the conditions set forth in the Prospectus dated July 17, 2002 and the accompanying Letter of Transmittal (which together constitute the Exchange Offer) US$ 279,262,000 principal amount of its 8.625% Enhanced Guaranteed Notes Due 2007, registered under the United States Securities Act of 1933 (the New Securities) for an equal principal amount of its unregistered US$ 300,000,000 8.625% Enhanced Guaranteed Notes Due 2007 (the Old Securities). An aggregate principal amount of US$ 279,262,000 of the New Securities was issued on August 21, 2002. US$ 20,738,000 principal amount of the Old Securities remain outstanding. The New Securities were issued, and the global exchange security deposited with the Depository Trust Company, on August 21, 2002, with CUSIP Number 91911TAB9. The New Securities have been accepted for clearance through Clearstream and Euroclear (ISIN Number US91911TAB98 and Common Code Number 015234890). Application has been made to list the New Securities on the Luxembourg Stock Exchange.


--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COMPANHIA VALE DO RIO DOCE
                                                   (Registrant)


Date:  August 22, 2002

                                             By: /s/ Fabio de Oliveira Barbosa
                                                 -------------------------------
                                                   Fabio de Oliveira Barbosa
                                                   Chief Financial Officer